SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hardwick, Charles L. (Last) (First) (Middle) Pfizer Inc. Att: Corporate Secretary 235 East 42nd Street (Street) New York, NY 10017 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) July 01, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
Pfizer Inc   (PFE)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	7,789	D
Common Stock	39,242	I	By Rule 16b-3 Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Hardwick, Charles L. - July 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (right to buy)	(1) | 08/27/2007	Common Stock - 9,998	$18.35	D
Employee Stock Option (right to buy)	(2) | 08/26/2008	Common Stock - 66,000	$35.21	D
Employee Stock Option (right to buy)	(3) | 04/21/2009	Common Stock - 72,450	$42.07	D
Employee Stock Option (right to buy)	(4) | 02/23/2010	Common Stock - 44,000	$32.94	D
Employee Stock Option (right to buy)	(5) | 02/21/2011	Common Stock - 44,500	$45.34	D
Employee Stock Option (right to buy)	(6) | 02/27/2012	Common Stock - 50,000	$41.30	D
Phantom Stock Units (SSP)	Immed. | (7)	Common Stock - 2,376	1-for-1	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Lawrence A. Fox for Charles L. Hardwick July 1, 2002 ** Signature of Reporting Person Date Lawrence A. Fox for Charles L. Hardwick Page 2 SEC 1473 (3-99)

Hardwick, Charles L. - July 2002
Form 3 (continued)
FOOTNOTE Descriptions for Pfizer Inc (PFE)

Form 3 - July 2002

Charles L. Hardwick
Pfizer Inc. Att: Corporate Secretary
235 East 42nd Street
New York, NY 10017
Explanation of responses:

 (1)   The option became exercisable in 5 equal annual installments beginning on August 28,1998.
(2)   The option became exercisable in 5 equal annual installments beginning on August 28, 1999.
(3)   The option became exercisable in 5 equal annual installments beginning on April 23, 2000.
(4)   The option became exercisable in 5 equal annual installments beginning on February 24, 2001.
(5)   The option became exercisable in 5 equal annual installments beginning on February 25, 2002.
(6)   This option becomes exercisable in 5 equal annual installments beginning on February 28, 2003.
(7)   These units are settled in cash following the reporting person's separation from service.

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